S A M E X M I N I N G C O R P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTCQB

NEWS RELEASE – No. 8-12

                                   October 2, 2012

SAMEX ANNUAL GENERAL MEETING

SAMEX Mining Corp. held its annual general meeting in Abbotsford, BC on October 1, 2012.  The shareholders passed an ordinary resolution at the meeting to determine the number of directors of the Company at six (6) and the following were elected as directors of the Company for the ensuing year:

Jeffrey Dahl - President & CEO

Sasan Sadeghpour - Chairman of the Board

Larry McLean - Vice President Operations and CFO

Robert Kell - Vice President Exploration

Allen Leschert

Malcolm Fraser

"All resolutions and elections at the annual meeting were approved by greater than 99% of the votes cast" said Jeffrey Dahl, President and CEO.  "It's encouraging to see such unity and focus in moving SAMEX forward in the interests of all shareholders".

The Company is well-funded and plans to advance exploration on several projects in Chile including:

  continued compilation and evaluation of exploration results at the Los Zorros Property.

  drilling at the Company's Chimberos silver, gold, copper prospect (more details will be announced prior to commencement of the drill program).

  additional drilling in the Providencia area that comprises part of the Company's INCA Property.

At the annual meeting, shareholders passed an ordinary resolution approving the Company’s “rolling” Stock Option Plan.  After the meeting, directors Sasan Sadeghpour, Allen Leschert, Malcolm Fraser and Larry McLean were appointed as members of the Audit Committee and the Compensation Committee.  Brenda L. McLean was appointed as Corporate Secretary of the Company.

"Jeffrey Dahl", President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.